15048071

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2015 WASH., D.C. 201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andbanc Brokerage, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave.
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, PA
(Name - *if individual, state last, first, middle name*)

7280 W. Palmetto Park Road (Address) Boca Raton (City) Florida (State) 33433 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Jeferson Moreira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anbanc Brokerage, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

ADILIA L. LUGO
Notary Public - State of Florida
My Comm. Expires Mar 27, 2018
Commission # FF 107339

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Andbanc Brokerage, LLC
Financial Statements
December 31, 2014

Andbanc Brokerage, LLC
Index to Financial Statements
December 31, 2014

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Andbanc Brokerage, LLC

We have audited the accompanying financial statements of Andbanc Brokerage, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Andbanc Brokerage's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Andbanc Brokerage, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Andbanc Brokerage's financial statements. The supplemental information is the responsibility of Andbanc Brokerage's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 26, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

Andbanc Brokerage, LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash	$	23,564
Commissions receivable		108,485
Advances to broker		69,435
Prepaid expenses and other assets		4,907
Deposit with clearing broker		150,088
Total Assets	$	356,479
Liabilities		
Accounts payable and accrued expenses	$	16,584
Commissions payable		48,157
Due to related party		143,382
Total Liabilities		208,123
Commitments and Contingencies		-
Member's Equity		148,356
Total Liabilities and Member's Equity	$	356,479

See accompanying notes to financial statements.

Andbanc Brokerage, LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenues	
Riskless principal transactions	$ 370,457
Referral fee income	96,315
Commissions	12,364
Other income	2,040
Total Revenues	481,176
Operating Expenses	
Compensation and employee benefits	316,408
Professional fees	110,382
Occupancy expense	55,937
Commission expense	48,157
Clearing charges	44,689
General and administrative fees	39,965
Regulatory fees	9,041
Total Operating Expenses	624,579
Net Loss	$ (143,403)

See accompanying notes to financial statements.

Andbanc Brokerage, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Beginning Member's Equity, January 1, 2014	$ 51,759
Net loss	(143,403)
Capital contributions	240,000
Ending Member's Equity, December 31, 2014	$ 148,356

See accompanying notes to financial statements.

Andbanc Brokerage, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating Activities	
Net loss	$ (143,403)
Changes in operating assets and liabilities:	
Commissions receivable	(99,411)
Advances	(69,435)
Prepaid expenses and other assets	17,668
Deposit with clearing broker	(22)
Account payable and accrued expenses	11,121
Commissions payable	48,157
Due to related party	(17,120)
Net Cash Provided by (Used in) Operating Activities	(252,445)
Financing Activities	
Capital contributions	240,000
Net Cash Provided by (Used in) Financing Activities	240,000
Net Change in Cash	(12,445)
Cash at Beginning of Year	36,009
Cash at End of Year	$ 23,564

Supplemental Disclosure of Cash Flow Information:	
Cash Paid for interest	$ -
Cash Paid for taxes	$ -

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company was organized on November 8, 2010 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer effective April 11, 2012. The Company is a limited liability company pursuant to the Florida Statute.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing brokers remit their monthly statements. As of December 31, 2014, the balance of commissions due from clearing brokers net of clearing expenses was $108,485.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statements do not include a provision for income taxes, because the Company does not incur federal or state income taxes. Instead, its

earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

2. Deposit With Clearing Organization

As required by its clearing organization, a deposit of $150,088 exists at Pershing, LLC. Such amount is included in commissions receivable at December 31, 2014.

3. Related Party Transactions

The Company entered into an office sharing agreement with Andbanc Wealth Management ("AWM"), a related party commencing on April 1, 2012. The annual rent incurred for the year 2014 was $55,937. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, ("AWM") acts as a common paymaster for designated employees of the Company plus direct reimbursements for other overhead such as telephone, data services, and travel expenditures. The amount due to ("AWM") was $143,382 as of December 31, 2014.

4. Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns or tax position will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three (3) years for federal and state income tax examination.

5. Commissions Payable

The Company has a Commissions Payable in the amount of $48,157 to the same broker who was advanced funds during the year in the amount of $69,435. This balance remains $69,435 at December 31, 2014 and is stated as "Advances to Broker" on the Statement of Financial Condition. The net receivable due from this broker is $21,278.

6. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2014, the Company's net capital balance as defined by SEC Rule 15c3-1 was $121,309 which exceeded the minimum requirement of $13,875. At December 31, 2014, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 1.7 to 1.0.

7. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

8. Subsequent Events

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and determined there are no items to disclose.

Supplementary Information

Andbanc Brokerage, LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2014

Total Ownership Equity Qualified for Net Capital	$	148,356
Deductions and/or charges for non-allowable assets:		
Prepaid expenses and other assets, broker advances, net		26,185
Receivable from Broker Dealer greater than 30 days		862
Total deductions		27,047
Net Capital		121,309
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)		13,875
Excess Net Capital	$	107,434

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2014.

Andbanc Brokerage, LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2014

Computation of Aggregate Indebtedness	
Accounts payable, due to related party and accrued expenses	$ 208,123
Total Aggregate Indebtedness	$ 208,123
Ratio: Aggregate Indebtedness to Net Capital	1.7 to 1.0

andbanc
Private Bankers

ANDBANC BROKERAGE LLC

Miami, FL
February 26th, 2015

Exemption Report

We, as members of management of Andbanc Brokerage, LLC (the Company), are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*); and
(2) We met the identified exemption provisions from January 1, 2014 to December 31, 2014 without exception.

I, Jeferson Moreira, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeferson M. Moreira
Chief Compliance Officer

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member of Andbanc, Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Andbanc Brokerage, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Andbanc Brokerage, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" and (2) Andbanc Brokerage, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Andbanc Brokerage, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andbanc Brokerage, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 26, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936